SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amended Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

MANULIFE FINANCIAL CORPORATION

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Explanatory Note

     The enclosed amended pro forma combined statements of operations for Manulife Financial Corporation and John Hancock Financial Services, Inc. for the year ended December 31, 2003 and the nine months ended September 30, 2004 were filed with securities regulatory authorities in Canada in February 2005. The enclosed are being furnished to the Securities and Exchange Commission so that Manulife’s disclosure record in the United States is consistent with its disclosure record in Canada.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION
Date: March 3, 2005	By:	/s/ Richard Lococo
		Name:	Richard Lococo
		Title:	Senior Vice President and Deputy General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	MFC-JHFS US GAAP unaudited pro forma combined statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004, without auditor’s compilation report.